Consent of Independent Certified Public Accountants


Golden Northwest Aluminum, Inc.
The Dalles, Oregon


We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 16, 1999 relating to the consolidated financial statements of Golden Northwest Aluminum, Inc. and Subsidiaries for the years ended December 31, 1998 and 1997 and our report dated July 31, 1998 relating to the statements of income and cash flows of Goldendale Smelter Division of Columbia Aluminum Company for the year ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996 which are contained in this Registration Statement.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

BDO Seidman, LLP

Spokane, Washington
March 29, 1999